Stradley Ronon Stevens & Young, LLP 191 N. Wacker Drive Suite 1601 Chicago, IL 60606-1615 Telephone 312-964-3500 Fax 312-964-3501

MARK R. GREER

312.964.3505

mgreer@stradley.com

Direct Fax: 312.964.3501

October 22, 2018

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Invesco Exchange-Traded Fund Trust (File No.: 333-102228)

Dear Ms. Hahn:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”), which you conveyed to us via telephone on September 25, 2018 regarding post-effective amendment no. 269 (the “Amendment”) to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”), of the Invesco Exchange-Traded Fund Trust (the “Trust”). The Amendment was filed on August 10, 2018 to register a new series of the Trust: Invesco S&P 500® Equal Weight Communication Services ETF (the “Fund”).

For your convenience, each of your comments on the Amendment, as we understand them, is repeated below, with the Trust’s responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold and struck through the deleted disclosure to show those changes. In addition, we hereby confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter.

1.	Comment:	Please provide in your correspondence letter a completed fee table and expense example for the Fund.

	Response:	The completed fee table and expense example for the Fund are included in Appendix A to this letter.

2.	Comment:	In the “Principal Investment Strategies” section of the Fund’s summary prospectus, please disclose a range of component securities that generally comprise the underlying index.

	Response:	The underlying index is composed of securities of all companies in the S&P 500® Index that are classified in the Communication Services sector as defined by the Global Industry Classification Standard (GICS). The S&P 500® Index’s

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

October 22, 2018

methodology does not require any minimum or maximum number of companies from any GICS sector be included in the index. Therefore, the number of securities classified in the communication services sector that are included in the S&P 500® Index will vary from time to time, and the underlying index will not have any specific range of component securities at any given time.

Although the underlying index does not have any specified range of component securities, we note that the underlying index’s methodology does require it to include a minimum number of component securities (22) at the time of its rebalance, which the Trust discloses in the summary prospectus. In addition, the Trust notes that the number of securities held by the underlying index as of September 26, 2018 is disclosed under the “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies—S&P 500® Equal Weight Communication Services Plus Index.”

3.	Comment:	The “Principal Investment Strategies” section of the Fund’s summary prospectus contains the following disclosure:

In the event there are fewer than 22 securities eligible for inclusion in the Underlying Index at the quarterly rebalance, the Underlying Index will be supplemented with the largest communication services companies in the S&P MidCap 400 Index based on float-adjusted market capitalization until the 22 security minimum is reached.

Please explain the significance of the requirement specifically to have a minimum of 22 component securities in the underlying index.

	Response:	As the Fund is equally weighted, a 22-component security minimum ensures that the Fund will be able to satisfy a variety of regulatory requirements, including maintaining its status as a regulated investment company and ensuring compliance with its generic listing standards.

4.	Comment:	Please state whether the Fund will follow the rebalance schedule of the underlying index.

	Response:	We note that the disclosure in the section “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies” includes the disclosure requested by the Staff. Such disclosure states: “The Index Provider rebalances the Underlying Index on a quarterly basis after the close of business on the third Friday in March, June, September and December. The Fund is rebalanced in accordance with the Underlying Index.”

5.	Comment:	In the subsection “Principal Investment Strategies—Concentration Policy,” clarify that because the Fund is an index fund, its holdings will change to reflect changes in the underlying index.

	Response:	We note that the section “—Concentration Policy” contains disclosure similar to that requested by the Staff. Such disclosure states:

The Fund will concentrate its investments (i.e., invest more than 25% of the value of its net assets) in securities of issuers in any one industry or group of industries only to the extent that the Underlying Index reflects a concentration in that industry or group of industries. ... The Fund’s portfolio holdings, and the extent to which it concentrates in any industry or group of industries, are likely to change over time.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

October 22, 2018

6.	Comment:	There is significant overlap in the disclosure in the sections “Principal Risks of Investing in the Fund—Industry Concentration Risk” and “—Communication Services Sector Risk.” Consider combining these two risk disclosures.

	Response:	The Fund has considered the Staff’s request and has revised the Communication Services Sector Risk, as follows:

Communication Services Sector Risk. ~~The companies in the communication services sector may be subject to legislative or regulatory changes, adverse market conditions, and/or increased competition.~~ The value of the securities of communication services companies are particularly vulnerable to rapid advancements in technology, the innovation of competitors, rapid product obsolescence, and government regulation and competition, both domestically and internationally. Additionally, fluctuating domestic and international demand, shifting demographics and often unpredictable changes in consumer tastes can drastically affect a communication services company’s profitability. While all companies may be susceptible to network security breaches, certain companies in the communication services sector may be particular targets of hacking and potential theft of proprietary or consumer information or disruptions in service, which could have a material adverse effect on their businesses.

7.	Comment:	The section “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies” in the statutory prospectus contains the following disclosure:

The Fund employs a “full replication” methodology in seeking to track the Underlying Index, meaning that it generally invests in all of the securities comprising the Underlying Index in proportion to the weightings of the securities in the Underlying Index.

Please move that disclosure to the Fund’s summary prospectus.

	Response:	We note that the summary prospectus includes disclosure that summarizes the disclosure identified by the Staff, however such disclosure has been revised as follows: “The Fund employs a ‘full replication’ methodology in seeking to track the Underlying Index, meaning that the Fund generally invests in all of the securities comprising the Underlying Index in proportion to their weightings in the Underlying Index.”

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

October 22, 2018

8.	Comment:	The section “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies” in the statutory prospectus contains the following disclosure:

The Index Provider rebalances the Underlying Index on a quarterly basis after the close of business on the third Friday in March, June, September and December. The Fund is rebalanced in accordance with the Underlying Index.

Please move that disclosure to the Fund’s summary prospectus.

	Response:	The Fund has considered the Staff’s request and respectively declines to move the disclosure to the summary prospectus.

9.	Comment:	Please clarify in the disclosure if the Fund may continue to hold securities that no longer meet the underlying index’s criteria and are removed from the index.

	Response:	As stated in the disclosure, the Fund will be rebalanced in accordance with the underlying index. If a security is added to, or removed from, the GICS communication services sector, the security will be added to, or removed from, the underlying index simultaneously, except that any supplementary companies that are added to the underlying index will remain in the underlying index until the next quarterly rebalance. However, the Fund, in accordance with the prospectus, may continue to hold securities that no longer meet the underlying index’s criteria and are removed from the underlying index.

In response to the Staff’s request to provide more clarity, the Fund has revised the “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies—S&P 500® Equal Weight Communication Services Plus Index” disclosure as follows:

The Index Provider rebalances the Underlying Index on a quarterly basis after the close of business on the third Friday in March, June, September and December. ~~Constituent changes are made as and when they are made in the parent index.~~ Additionally, if a security is added to, or removed from, the GICS® communication services sector, the security will be added to, or removed from, the Underlying Index simultaneously, except that any supplementary companies that are added to the Underlying Index will remain in the Underlying Index until at least the next quarterly rebalance. Therefore, to the extent a security held by the Fund is no longer eligible for inclusion in the Underlying Index, the Fund will continue to hold such security until it is removed from the Underlying Index at its next rebalance.

The Fund is rebalanced in accordance with the Underlying Index.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

October 22, 2018

10.	Comment:	Consider whether the risks disclosed in the section “—Additional Risks of Investing in the Fund” should be considered principal risks. If not, consider moving them to the Statement of Additional Information.

	Response:	The risks disclosed in the section “Additional Risks of Investing in the Fund” are in addition to the risks related to the principal investments strategies of the Fund discussed earlier in the prospectus. The risks listed in the section “Additional Risks of Investing in the Fund” do not relate to the Fund’s primary investment strategies. Nevertheless, the Fund believes it is important for investors to be aware of such risks; we respectfully decline to move them to the Statement of Additional Information.

11.	Comment:	The section “Additional Risks of Investing in the Fund—Convertible Securities” contains the following disclosure:

Many convertible securities have credit ratings that are below investment grade and are subject to the same risks as lower-rated debt securities.

Please disclose that bonds with credit ratings below investment grade are known as “junk bonds” and may be speculative in nature.

	Response:	Disclosure has been added in response to the Staff’s request, as follows:

Moreover, many convertible securities have credit ratings that are below investment grade (such securities are commonly known as “junk bonds”), and are subject to the same risks as lower-rated debt securities and are considered speculative.

12.	Comment:	The Staff notes that the Fund may invest in money market funds. Please confirm supplementally that the Fund will disclose any Acquired Fund Fees and Expenses (“AFFEs”) in its fee table if AFFEs exceed one basis point.

	Response:	We confirm that at present we do not expect the Fund’s investments in money market funds to result in the Fund incurring AFFEs to the extent necessary to require a separate line item in the Fund’s fee table per Instruction 3(f)(i) to Item 3 of Form N-1A. If, in the future, the Fund were to incur AFFEs in an amount that requires AFFE disclosure in the Fund’s fee table pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A, we will revise the Fund’s fee table at the time of the Fund’s next annual update.

*        *        *

We believe that this information responds to all of your comments. Please call me at (312) 964-3505 or Stacie Lamb, Counsel at Invesco, at (630) 684-6929 to confirm the adequacy of our responses.

Sincerely,

/s/ Mark R. Greer
Mark R. Greer, Esq.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

October 22, 2018

Copy:	Anna Paglia, Esq.

Stacie Lamb, Esq.

Alan Goldberg, Esq.

Eric Purple, Esq.

APPENDIX A

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.40%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.40%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$41	$128